UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of September 2015.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Acquires U.S.-Based KB Electronics, Inc. and Announces Outline of Its New Subsidiary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2015
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Tokyo Stock Exchange code: 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

Released on September 2, 2015, in Kyoto, Japan

Nidec Acquires U.S.-Based KB Electronics, Inc. and Announces Outline of Its New Subsidiary

Nidec Corporation (NYSE: NJ, the “Company” or “Nidec”) today announced that it has acquired full ownership of KB Electronics, Inc., a privately owned US company,  (“KB”) from its founding members, through the Company’s subsidiary, Nidec Americas Holding Corporation on August 31, 2015 (the “Transaction”).

1.

Purpose of the Transaction and Future Operation Policy

Nidec is strategically developing new growth platforms in the automotive, appliance, commercial and industrial markets. Beginning with the acquisition of Emerson’s motors and controls division in September 2010, the Company has expanded its product offerings through acquisition, positioning the acquired motor company, now known as Nidec Motor Corporation, as the center of excellence for appliance, commercial and industrial motors and solutions for the Company.

      KB offers a full line of controls for AC and DC motors from fractional through 5 horsepower, primarily used for industrial automation, heating, ventilating, and air conditioning (HVAC), pumps and material handling systems. The company manufactures more than 200 types of standard off-the-shelf controls for a variety of industrial and commercial applications.

 “The addition of KB drives and controls into the Nidec product portfolio expands our ability to provide packaged solutions to customers who want to pair a simple AC input variable speed control with a motor,” said Kei Pang, President and CEO. “KB’s people and products do an excellent job of delivering what their customers really want: quality, customization, and simple-to-use products. With this acquisition, we have the ability to provide a variable speed solution for every motor we offer.”

2.

Outline of New Subsidiary

As a result of the Transaction, KB became a consolidated subsidiary of Nidec as outlined below:

(1)	Company Name:	KB Electronics, Inc.
(2)	Headquarters:	Coral Springs, Florida, U.S.
(3)	Year of Establishment:	1967
(4)	Subsidiary:	KB Electronics (HK) Limited (Hong Kong)
(5)	Directors:
	Director and Chairman (non-executive):	Greg Levine (Executive Vice President and CTO of Nidec Motor Corporation)
	Director and President:	Michael Neider (former Executive Vice President of KB)
	Director (non-executive):	Sid Ambort (President of Commercial and Residential Solutions, Nidec Motor Corporation)
	Director and Secretary:	Tim McBride (Intellectual Property Counsel of Nidec Motor Corporation)
	Director (non-executive):	Jeff Connor (Vice President of Finance and CFO of Commercial and Residential Solutions, Nidec Motor Corporation)
(6)	Principle Business:	Design, manufacture and sales of AC and DC electric motor drives and controls
(7)	Employees:	195
(8)	Sales:	USD 23 million (fiscal year ended September 30, 2014)

3.

Effect on Financial Performance for the Current Fiscal Year

The Transaction is expected to have no significant impact on the Company’s consolidated financial performance for the fiscal year ending March 31, 2016. The Company will make additional disclosure on a timely basis in accordance with the rules of the Tokyo Stock Exchange and the New York Stock Exchange upon determination of further details.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or expectations of the Nidec Group or other parties. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the risks to successfully integrating the acquired business with the Nidec Group, the anticipated benefits of the planned transaction not being realized, changes in general economic conditions, shifts in technology or user preferences for particular technologies, and changes in business and regulatory environments. The Nidec Group does not undertake any obligation to update the forward-looking statements contained herein or the reasons why actual results could differ from those projected in the forward-looking statements except as may be required by law.

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